# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: 60 Degrees Pharmaceuticals, Inc., CIK 0001946563
CUSIP: 83006G500
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1025 Connecticut Avenue NW, Suite 1000, Washington, District Of Columbia (DC), 20036
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001646799

## Reporting persons
- Mitchell P. Kopin: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 390,342; sole dispositive power 0; shared dispositive power 390,342; aggregate amount beneficially owned 390,342 (9.99% of the class)
- Daniel B. Asher: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 390,342; sole dispositive power 0; shared dispositive power 390,342; aggregate amount beneficially owned 390,342 (9.99% of the class)
- Intracoastal Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 390,342; sole dispositive power 0; shared dispositive power 390,342; aggregate amount beneficially owned 390,342 (9.99% of the class)

## Item 1. Issuer
Name of issuer: 60 Degrees Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 1025 Connecticut Avenue NW, Suite 1000, Washington, D.C. 20036

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed on behalf of (i) Mitchell P. Kopin, an individual ("Mr. Kopin"), (ii) Daniel B. Asher, an individual ("Mr. Asher") and (iii) Intracoastal Capital LLC, a Delaware limited liability company ("Intracoastal" and together with Mr. Kopin and Mr. Asher, collectively the "Reporting Persons").
Address of principal business office or, if none, residence: The principal business office of Mr. Kopin and Intracoastal is 245 Palm Trail, Delray Beach, Florida 33483. The principal business office of Mr. Asher is 1011 Lake Street, Suite 311, Oak Park, Illinois 60301.
Citizenship: Mr. Kopin is a citizen of the United States of America. Mr. Asher is a citizen of the United States of America. Intracoastal is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of the close of business on September 30, 2026, each of the Reporting Persons may have been deemed to have beneficial ownership of 390,342 shares of Common Stock, which consisted of (i) 131,579 shares of Common Stock issuable upon exercise of a warrant held by Intracoastal ("Intracoastal Warrant 1"), (ii) 131,579 shares of Common Stock issuable upon exercise of a second warrant held by Intracoastal ("Intracoastal Warrant 2") and (iii) 127,184 shares of Common Stock issuable upon exercise of a third warrant held by Intracoastal ("Intracoastal Warrant 3"), and all such shares of Common Stock represent beneficial ownership of approximately 9.99% of the Common Stock, based on (1) 3,516,988 shares of Common Stock outstanding as of August 14, 2026, as reported by the Issuer, plus (2) 131,579 shares of Common Stock issuable upon exercise of Intracoastal Warrant 1, (3) 131,579 shares of Common Stock issuable upon exercise of Intracoastal Warrant 2 and (4) 127,184 shares of Common Stock issuable upon exercise of Intracoastal Warrant 3. The foregoing excludes (I) 64,387 shares of Common Stock issuable upon exercise of Intracoastal Warrant 3 because Intracoastal Warrant 3 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 3 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 9.99% of the Common Stock, (II) 191,571 shares of Common Stock issuable upon exercise of a fourth warrant held by Intracoastal ("Intracoastal Warrant 4") because Intracoastal Warrant 4 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 4 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 9.99% of the Common Stock, (III) 42 shares of Common Stock issuable upon exercise of a fifth warrant held by Intracoastal ("Intracoastal Warrant 5") because Intracoastal Warrant 5 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 5 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Common Stock, (IV) 42 shares of Common Stock issuable upon exercise of a sixth warrant held by Intracoastal ("Intracoastal Warrant 6") because Intracoastal Warrant 6 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 6 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Common Stock, (V) 42 shares of Common Stock issuable upon exercise of a seventh warrant held by Intracoastal ("Intracoastal Warrant 7") because Intracoastal Warrant 7 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 7 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Common Stock, (VI) 25,465 shares of Common Stock issuable upon exercise of an eighth warrant held by Intracoastal ("Intracoastal Warrant 8") because Intracoastal Warrant 8 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 8 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Common Stock and (VII) 18,794 shares of Common Stock issuable upon exercise of a ninth warrant held by Intracoastal ("Intracoastal Warrant 9") because Intracoastal Warrant 9 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 9 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Common Stock. Without such blocker provisions, each of the Reporting Persons may have been deemed to have beneficial ownership of 690,685 shares of Common Stock.
Percent of class: 9.99
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 390,342
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 390,342

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Mitchell P. Kopin: /s/ Mitchell P. Kopin, Mitchell P. Kopin (11/10/2026)
- Daniel B. Asher: /s/ Daniel B. Asher, Daniel B. Asher (11/10/2026)
- Intracoastal Capital LLC: /s/ Mitchell P. Kopin, Mitchell P. Kopin, Manager (11/10/2026)